Filed Pursuant to Rule 424(b)(3) Registration No. 333-260976

Prospectus Supplement No. 2

(to Prospectus dated March 17, 2021)

WeWork Inc.

760,213,106 Shares of Class A Common Stock

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated December 29, 2021 (as supplemented to date, the “Prospectus”), related to: (1) the issuance by us of up to 117,438,299 shares of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), including the shares that may be issued upon exercise of warrants to purchase Class A Common Stock at an exercise price of $11.50 per share of Class A Common Stock, such as the public warrants and the private placement warrants (each as defined in the Prospectus); and (2) the offer and sale, from time to time, by the selling securityholders identified in the Prospectus (each a “Selling Securityholder” and, collectively, the “Selling Securityholders”), or their permitted transferees, of up to 642,774,807 shares of Class A Common Stock (including shares underlying warrants), with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 29, 2022 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Class A Common Stock and warrants are traded on the New York Stock Exchange (“NYSE”) under the symbols “WE” and “WE WS,” respectively. On March 29, 2022, the closing price of our Class A common stock was $7.04 per share, and the closing price of our warrants was $1.74 per share.

Investing in our securities involves risks. See “Risk Factors” beginning on page 9 of the Prospectus and in any applicable prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 29, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 29, 2022

WEWORK INC.

(Exact name of registrant as specified in its charter)

Delaware	001-39419	85-1144904
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

575 Lexington Avenue, New York, NY	10022
(Address of principal executive offices)	(Zip Code)

(646) 389-3922

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	WE	The New York Stock Exchange
Warrants, each whole warrant exercisable for one share of Class A common stock	WE WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangement of Certain Officers.

As disclosed on WeWork Inc.’s (the “Company”) Form 8-K filed with the Securities Exchange Commission on February 2, 2022, Marcelo Claure resigned from the Company’s Board of Directors (the “Board”), effective February 2, 2022, in connection with his departure from SoftBank Group Corp. Mr. Claure occupied a seat on the Board pursuant to SB WW Holdings (Cayman) Limited’s (“SBWW”) designation under the Stockholders Agreement dated October 20, 2021, by and among the Company, BowX Sponsor, LLC, SBWW, SVF Endurance (Cayman) Limited and Benchmark Capital Partners VII (AIV), L.P. (the “Stockholders Agreement”).

Upon the recommendation of the Nominating and Corporate Governance Committee of the Board, the Board appointed Saurabh Jalan as a member of the Board, effective March 29, 2022. Mr. Jalan was designated by SBWW to fill the Board seat vacated by Mr. Claure pursuant to the Stockholders Agreement. Following Mr. Claure’s resignation, Sandeep Mathrani, the Company’s Chief Executive Officer, was appointed to serve as Chairman of the Board and Bruce Dunlevie continues to serve as the Board’s Lead Independent Director.

Mr. Jalan is a Partner with the Investments Team at SoftBank Group International, where he is responsible for oversight of large, global investments on behalf of SoftBank Group. Prior to joining SoftBank in 2015, Mr. Jalan was with AEA Investors, a middle-market private equity firm, based in London, and prior to that with Silver Lake Partners, a technology focused private equity firm based in New York and London. Mr. Jalan currently serves on the board of Snapdeal. Mr. Jalan earned a Bachelor of Science in Economics from the Wharton School and a Bachelor of Applied Sciences from the School of Engineering & Applied Sciences at the University of Pennsylvania.

The Company is a party to various transactions with SBWW and other related parties, all as described under “Certain Relationships and Related Person Transactions” in the Company’s registration statement on Form S-1 (File No. 333-260976), as amended, which is incorporated herein by reference.

Item 7.01	Regulation FD Disclosure.

On March 29, 2022, the Company issued a press release announcing the appointment of Saurabh Jalan to the Board. A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K.

The information in this Item 7.01, including Exhibit 99.1 attached hereto, is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section and shall not be incorporated by reference into any registration statement or other document filed pursuant to the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise expressly stated in such filing.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Press release issued by WeWork Inc. on March 29, 2022.

104	Cover Page Interactive Date File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form 8-K to be signed on its behalf by the undersigned hereunto duly authorized.

WEWORK INC.

	By:	/s/ Jared DeMatteis
Date: March 29, 2022	Name:	Jared DeMatteis
	Title:	Chief Legal Officer

Exhibit 99.1

WeWork Announces New SoftBank Appointment to Board of Directors and Designates Chairman

NEW YORK, NY – March 29, 2022 – WeWork Inc. (NYSE: WE), a leading global flexible space provider, today announced that Saurabh Jalan, Partner at SoftBank Group International (“SBGI”), has joined WeWork’s Board of Directors. Jalan will bring his extensive experience working with global technology platforms to WeWork’s Board of Directors. Additionally, the Board has appointed WeWork CEO Sandeep Mathrani to the position of Chairman of the Board; Mathrani has served on the Board since he was appointed CEO of WeWork in February 2020.

In his current role at SBGI, Jalan oversees large, global investments, including SoftBank’s stakes in WeWork, T-Mobile US, Deutsche Telekom AG, TelevisaUnivision, Inc. and Snapdeal. Jalan has been with SoftBank since 2015, and has spent time in the United States, Europe, India and South East Asia as SoftBank scaled its technology investing efforts. Prior to joining SoftBank, Jalan held positions at AEA Investors, a middle-market private equity firm based in London, and, prior to that, at Silver Lake Partners, a technology-focused private equity firm based in New York and London.

“Having worked closely with the WeWork management team over the past several years as they led the company’s turnaround, I am looking forward to supporting them in building on WeWork’s leadership in the flexible space market,” said Jalan.

Since Mathrani’s appointment as CEO, he has spent the last two years leading the organization’s transformation efforts. Under his leadership, the company has made significant progress in streamlining operations, stabilizing the space-as-a-service business, while finding new ways to monetize WeWork’s existing footprint and technology. In his role as Chairman, Mathrani will leverage his deep understanding of WeWork’s business to elevate opportunities that support the short- and long-term growth of the company. Mathrani will partner with Bruce Dunlevie, who will continue to serve as WeWork’s Lead Independent Director, to set the agenda for the Board.

“Sandeep’s appointment as Chairman is a testament to the high esteem in which he is held by WeWork’s Board of Directors, as well as his tremendous commitment to WeWork’s business, its members and employees,” said Bruce Dunlevie, Lead Independent Director of the Board, and general partner of Benchmark Capital, WeWork’s first institutional investor. “In just two years as CEO, Sandeep has not only rebuilt WeWork’s foundation, but has oriented the company’s path towards sustainable profitability through disciplined growth and innovation.”

About WeWork

WeWork Inc. (NYSE: WE) was founded in 2010 with the vision to create environments where people and companies come together and do their best work. Since then, we’ve become one of the leading global flexible space providers committed to delivering technology-driven turnkey solutions, flexible spaces, and community experiences. For more information about WeWork, please visit us at wework.com.

Contacts:

Press

Nicole Sizemore

press@wework.com

Investor Relations

Chandler Salisbury

investor@wework.com

Category: Investor Relations

Source We Work